June 19, 2015
VIA EDGAR AND EMAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Attn: William H. Thompson, Accounting Branch Chief
Attn: Robyn Manuel, Staff Accountant
100 F Street, NE
Washington, D.C. 20549
Office: 202-551-3344

Re:     Calpian, Inc.
Form 10-K Transition Report for Fiscal Year Ended March 31, 2014
Filed August 11, 2014; File No. 0-53997

Ladies and Gentlemen:

On behalf of Calpian, Inc., a Texas Corporation (the "Company"), we hereby request a no-action response specific to the Company's representations made in previously submitted correspondence to the SEC Staff that it would make cash flow presentation changes and other disclosure enhancements to clear the Staff's comments on the Company's Form 10-KT for the fiscal year ended March 31, 2014, filed on August 11, 2014 (the “Form 10-KT”).

In previous SEC comment letter responses, the Company represented it would address each of the Staff's comments, which warranted a revision, in an amendment to the Form 10-KT. Recently, the Company has performed its SAB 99 analysis, as outlined in Staff Accounting Bulletin 99 - Materiality, on the R-Tagged version of the proposed amendment to the Form 10-KT (the “Amendment”), as provided to the Staff on May 21, 2015. The Company has concluded none of the changes, individually or in aggregate, represent an extensive or pervasive change that would require a re-audit or dual dating from the Company's predecessor auditor. The Company's assessment included both quantitative and qualitative factors on each accounting issue commented on by the SEC Staff. The Company has concluded it is not probable that the judgment of a reasonable person relying upon the consolidated financial statements as of March 31, 2014 would have changed or been influenced by the inclusion or correction of any and all of the changes proposed in the Amendment.
500 N. Akard Street, Ste 2850, Dallas, Texas 75201 Office: 214-758-8600

In order to resolve the outstanding Staff comments, the Company requests the ability to, and if granted the Company will, include all cumulative changes it proposed in the Amendment, by revising its prior period disclosures as part of its upcoming filing of its Form 10-K for the fiscal year-ended March 31, 2015. The filing of this form is expected in the near future.

Please do not hesitate to contact the undersigned or the Company’s counsel, Mr. Jay Yamamoto at (646) 810-0604, if you have any questions or comments.

Thank you.

Very sincerely,

Scott S. Arey	Harold H. Montgomery
Chief Financial Officer	Chief Executive Officer
Calpian, Inc. [Ticker: CLPI]	Calpian, Inc. [Ticker: CLPI]
sarey@calpian.com	hmontgomery@calpian.com
214-758-8615 Direct	214-758-8603 Direct

Cc:	Darrin M. Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP